San Pedro Garza Garcia, Mexico, February 25, 2008 - Axtel, S.A.B. de C.V. (“AXTEL”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited fourth quarter results ended December 31, 2007(1).

Highlights:

❖	During the fourth quarter, AXTEL entered into a supplier agreement with Motorola to deploy WiMAX infrastructure within AXTEL’s network.

❖	In December 2007, Axtel signed a four-year extension to continue providing local services, spectrum utilization, long distance and 800 numbers to Nextel de Mexico.

❖	In 2007, AXTEL reported Ps. 401.1 million in Free Cash Flow, after maintenance and growth CAPEX. Free Cash Flow after maintenance CAPEX was approximately Ps. 2,265.7 million (9).

❖
During 2007, AXTELCPO’s liquidity improved significantly, advancing from 37th to 22nd place among the most active stocks on the Bolsa Mexicana de Valores. This progress enabled AXTEL to become part of the IPC Index for 2008 (10).

❖
2007 was another record year for AXTEL, successfully integrating Avantel, expanding the Company’s footprint into 10 new cities, signing an important leasing capacity agreement with CFE, and achieving our targeted EBITDA guidance for the year.

Revenues from operations

Revenues from operations increased to Ps. 2,987.9 million in the fourth quarter of year 2007 from Ps. 2,178.1 million for the same period in 2006, an increment of Ps. 809.8 million, or 37%.

Revenues from operations totaled Ps. 12,190.6 million in the twelve-month period ended December 31, 2007, compared to Ps. 6,675.7 million in the same period in 2006, an increase of Ps. 5,514.9 million, or 83%.

We derived our revenues from the following sources:

Local services.  Local service revenues contributed with 47% of total revenues during the fourth quarter, compared with 53% in the fourth quarter of 2006. The 20% growth reported in the fourth quarter of 2007 versus year-earlier quarter is explained by 14%, 33% and 11% increases in monthly rents, cellular revenues and measured service revenues, respectively. For the twelve-month period ended December 31, 2007, revenues from local services totaled Ps. 5,336.6 million, an annual increase of Ps. 1,006.6 million, or 23%, from Ps. 4,330.0 million recorded in the same period in 2006. Monthly rents, measured service and value-added services revenues represented 63% of local revenues during the twelve-month period ended December 31, 2007.

Long distance services. Long distance service revenues totaled Ps. 357.7 million in the quarter ending December 31, 2007, representing an increase of Ps. 151.3 million or 73%, from Ps. 206.5 million in the same quarter in 2006. For the twelve month period ended December 31, 2007, long distance services grew to Ps. 1,532.2 million from Ps. 583.6 million registered in the same period in 2006, an increase of Ps. 948.6 million or 163%.

Data & Network. Driven by managed Internet services and virtual private networks, data and network revenues grew to Ps. 620.1 million for the three-month period ended December 31, 2007, compared to Ps. 249.2 million in the same period in 2006, an increase of Ps. 370.9 million. Dedicated Internet and VPNs represented 90% of data & network revenues during the quarter.

For the twelve month period ended December 31, 2007, data and network services revenues totaled Ps. 2,513.8 million from Ps. 459.1 million registered in the same period in 2006, an increase of Ps. 2,054.7 million.

International traffic. In the fourth quarter of 2007, International traffic revenues increased Ps. 85.4 million or 46% versus year-earlier quarter. For the twelve month period ended December 31, 2007, international traffic revenues totaled Ps. 1,210.2 million from Ps. 552.8 million registered in the same period in 2006, an increase of Ps. 657.4 million or 119%.

Other services. Revenue from other services represented 11% or Ps. 342.9 million of total revenues in the fourth quarter of 2007, compared to Ps. 377.5 million registered in the same period in 2006. The reduction is explained by the one-time cancelation of approx. Ps. 40 million in revenues due to renegotiation of the Nextel agreement and by changes in federal government’s expenditure programs. Prior to 2007, federal government’s expenditures were significantly concentrated towards year-end, while starting in 2007, expenditures are more evenly distributed throughout the life of the contracts.

Consumption

Local Calls. Local calls totaled 624.0 million in the three-month period ended December 31, 2007, an increase of 94.1 million, or 18%, from 529.9 million recorded in the same period in 2006. More lines in service, commercial bundles including additional local calls and the contribution from Avantel not recorded in October and November 2006 were the main drivers for this increase. For the twelve month period ended December 31, 2007, local calls increased to 2,466.0 million from 1,964.9 million registered in the same period in 2006, an increase of 501.1 million calls or 26%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 315.4 million in the three-month period ended December 31, 2007, compared to 217.1 million in the same period in 2006, a 45% improvement equivalent to 98.3 million minutes. The increased cellular traffic in the fourth quarter is explained by commercial promotions implemented by one of our largest customers. For the twelve month period ended December 31, 2007, cellular minutes grew 318.8 million, or 41%, from 779.9 million registered in the twelve-month period ended December 31, 2006, to 1,098.7 million in the same period in 2007.

Long distance. Outgoing long distance minutes increased to 430.8 million for the three-month period ended December 31, 2007 from 270.2 million in the same period in 2006, 160.6 million minutes above. This increase is explained by the consolidation of Avantel not reflected in October and November 2006 and by the continued penetration of bundled commercial offers that incorporate long distance minutes. Domestic long distance minutes continue representing 94% of total traffic during the quarter. For the twelve month period ended December 31, 2007, outgoing long distance minutes amounted 1,910.0 million, compared to 695.0 million registered in the same period in 2006, an increase of 1,215.0 million of minutes, or 175%.

Operating Data

Lines in Service.  As of December 31, 2007, lines in service totaled 932.3 thousand, an increase of 139.8 thousand from the same date in 2006.  During the fourth quarter of 2007, net additional lines totaled 47.6 thousand, of which approximately 21 thousand were contributed by the ten new cities launched in 2007. Lines in service from these cities launched in 2007 represented 4% of total lines in service. As of December 31, 2007; residential lines represented 67% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of December 31, 2007, line equivalents totaled 445.6 thousand, an increase of 29.3 thousand from the same date in 2006.

Internet subscribers. As of December 31, 2007, Internet subscribers totaled 109,175, an increase of 4%, from 104,703 recorded on the same date in 2006. Broadband subscribers represented 69% or 75,693. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended December 31, 2007, the cost of revenues grew  Ps. 381.5 million, compared with the same period of year 2006, primarily due to Ps. 74.2 million, Ps. 180.7 million and Ps. 194.7 million increases in fixed-to-mobile interconnection costs, domestic long distance interconnection and links & co-location costs, respectively. For the twelve month period ended December 31, 2007, the cost of revenues reached Ps. 4,504.7 million, an increase of Ps. 2,400.4 million in comparison with the same period in year 2006.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the fourth quarter of 2007, the gross profit accounted for Ps. 1,870.2 million, an increase of Ps. 428.3 million or 30%, compared with the same period in year 2006. The reduction in the margin for the quarter is explained by the increase in cellular traffic which carries a lower margin and also from the approximately Ps. 40 million one-time revenue cancelation recorded during this period. For the twelve month period ended December 31, 2007, our gross profit totaled Ps. 7,685.9 million, compared to Ps. 4,571.4 million recorded in the same period of year 2006, a gain of Ps. 3,114.5 million or 68%.

Operating expenses. For the fourth quarter of year 2007, operating expenses grew Ps. 134.8 million, or 18%, totaling Ps. 867.7 million compared to Ps. 732.9 million for the same period in year 2006. Among others, increases of Ps. 91.2 million, Ps. 20.1 million and 18.5 million in personnel, consulting and outsourcing  and advertising expenses, respectively, explain this growth. For the twelve month period ended December 31, 2007, operating expenses totaled Ps. 3,601.4 million, coming from Ps. 2,260.1 million in the same period in 2006, an increase of Ps. 1,341.3 million. Personnel represented 49% of total operating expenses during the twelve month period ended December 31, 2007 versus 45% in the year-earlier period.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,002.5 million for the three-month period ended December 31, 2007, compared to Ps. 709.1 million for the same period in 2006, an increase of 41%. As a percentage of total revenues, adjusted EBITDA represented 33.6% in the fourth quarter of 2007. For the twelve-month period ended December 31, 2007, adjusted EBITDA amounted to Ps. 4,084.5 million, compared to Ps. 2,311.2 million in the same period in year 2006, a positive variation of Ps. 1,773.2 million, or 77%.

Depreciation and Amortization(11). Depreciation and amortization totaled Ps. 596.7 million in the three-month period ended December 31, 2007 compared to Ps. 453.2 million for the same period in year 2006, an increase of Ps. 143.5 million or 32%, due to the organic expansion in 2007 and the consolidation of Avantel not reflected in October and November 2006 . Depreciation and amortization for the twelve-month period ended December 31, 2007 reached Ps. 2,690.7 million, from Ps. 1,560.1 million in the same period in year 2006, an increase of Ps. 1,130.6 million, or 72%.

Operating Income (loss). Operating income totaled Ps. 405.8 million in the three-month period ended December 31, 2007 compared to an operating income of Ps. 255.9 million registered in the same period in year 2006, an increase of Ps. 149.9 million or 59%. For the twelve month period ended December 31, 2007 our operating income reached Ps. 1,393.8 million when compared to the result registered in the same period of year 2006 of Ps. 751.2 million, Ps. 642.6 million or 86% above.

Comprehensive financial result. The comprehensive financial loss was Ps. 81.6 million for the three-month period ended December 31, 2007, compared to a loss of Ps. 93.7 million for the same period in 2006. A net interest expense increase of Ps. 49.3 million due to incremental indebtedness offset by a monetary position gain of Ps. 109.7 million during the quarter, explain the majority of the CFR increase. For the twelve-month period ended December 31, 2007, the incremental loss is explained by a net interest expense increase of Ps. 400.0 million, an incremental monetary position gain Ps. 256.7 million and a Ps. 44.8 increase in the valuation of derivative.

Debt. The Ps. 717.0 million reduction of debt versus year-earlier date is explained by the prepayment of Avantel’s acquisition financing with the 2017 Senior Notes and cash, the amortization of principal under diverse lease obligations, prepayment of small loans and lease obligations and a slightly more favorable exchange rate on December 31, 2007 compared to the same date in 2006.

Capital Investments. Continuing with our growth strategy, we expanded our coverage in existing cities, in addition to launching local operations in ten new cities in 2007. The majority of our capital investments are devoted to access or last-mile assets. In 2007, capital investments totaled Ps. 2,486.1 million, versus Ps. 1,783.9 million in the previous year, excluding the acquisition of Avantel and related accounting records.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Other important information

1)           Figures in this release are based on Mexican financial reporting standards (FRS), stated in constant pesos (Ps.) as of December 31, 2007. Comparisons in pesos are in real terms, that is, adjusted for inflation. Results for the fourth-quarter of 2006 and last twelve month period (“LTM”) ending on December 31, 2006, include the consolidation of Avantel for the month of December 2006.

2)           Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

Long distance services.  We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

International traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3)           Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4)           Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5)           Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items.

For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6)           Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of December 31, 2007.

7)           Capital Investments adjusted to eliminate Mexican FRS B-7 “Purchase accounting” bulletin and other non-recurring records related to the acquisition of Avantel.

8)           Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

9)           Free Cash Flow equals Adjusted EBITDA minus net interest expense, cash taxes, maintenance and growth capital investments and changes in working capital.

10)           Information provided by the Mexican Stock Exchange.

11)           Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
December 31, 2007 and 2006
(Thousand pesos of constant purchasing power as of December 31, 2007)

ASSETS	Dec-07	Dec-06
Current assets:

Cash and equivalents	1,573,877	1,222,145
Accounts receivable	1,822,349	1,660,560
Refundable taxes and other accounts receivable	113,148	252,662
Prepaid Expenses	45,657	43,862
Inventories	167,889	103,070
Total current assets	3,722,920	3,282,299

Non current assets

Property, plant and equipment, net	13,679,871	14,036,601
Long-term accounts receivable	18,254	20,686
Telephone concession rights	718,033	821,148
Intangible Assets	452,068	761,257
Deferred income tax	936,089	620,877
Deferred employee's profit sharing	14,180	27,774
Investment in shares of associated company	15,249	14,127
Other assets	274,013	309,207
Total non current assets	16,107,757	16,611,677

TOTAL ASSETS	19,830,677	19,893,976

LIABILITIES
Current liabilities

Account payable & Accrued expenses	1,848,934	1,919,175
Accrued Interest	111,849	16,446
Short-term debt	-	-
Current portion of long-term debt	160,163	163,207
Taxes payable	136,556	62,624
Financial Instruments	93,861	68,541
Deferred Revenue	583,052	614,551
Other accounts payable	394,006	511,205
Total current liabilities	3,328,421	3,355,749

Long-term debt

Long-term debt	7,484,955	8,294,282
Severance, seniority premiums and other post-retirement benefits	57,514	85,506
Deferred revenue	203,226	271,103
Other long-term liabilities	6,215	3,014
Total long-term debt	7,751,910	8,653,905

TOTAL LIABILITIES	11,080,331	12,009,654

STOCKHOLDERS EQUITY
Capital stock	8,870,062	8,677,782
Additional paid-in capital	741,671	547,131
Accumulated losses	(949,610)	(1,440,606)
Cumulative deferred income tax effect	132,168	132,168
Change in the fair value of derivative instruments	(43,945)	(32,153)
TOTAL STOCKHOLDERS EQUITY	8,750,346	7,884,322

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,830,677	19,893,976

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Periods ended December 31, 2007 and 2006
(Thousand pesos of constant purchasing power as of December 31, 2007)

		Fourth Quarter ended December 31				LTM ended December 31
		2007	2006	∆ %		2007	2006	∆ %

Total Revenues	Ps. $	2,987,882	2,178,106	37.2%	Ps.$	12,190,610	6,675,712	82.6%

Operating cost and expenses
Cost of sales and services		(1,117,634)	(736,143)	-51.8%		(4,504,713)	(2,104,361)	-114.1%
Selling and administrative expenses		(867,732)	(732,898)	-18.4%		(3,601,427)	(2,260,105)	-59.3%
Depreciation and amortization		(596,682)	(453,158)	-31.7%		(2,690,687)	(1,560,054)	-72.5%

Total Operating Costs and Expenses		(2,582,048)	(1,922,199)	-34.3%		(10,796,827)	(5,924,520)	-82.2%

Operating income (loss)		405,834	255,907	58.6%		1,393,783	751,192	85.5%

Comprehensive financing result:
Net interest income (expense)		(172,450)	(123,142)	-40.0%		(790,608)	(390,600)	-102.4%
Foreign exchange gain (loss), net		(7,613)	38,867	N/A		972	23,700	-95.9%
Change in the fair value of derivative instruments		(4,185)	(2,382)	75.7%		19,942	(24,808)	N/A
Monetary position gain		102,691	(7,045)	N/A		268,165	11,467	2238.6%

Comprehensive financing result, net		(81,557)	(93,702)	13.0%		(501,529)	(380,241)	-31.9%

Employee's profit sharing		(1,802)	(1,570)	-14.8%		(6,088)	(1,570)	-287.8%
Deferred employees' profit sharing		(12,962)	4,699	N/A		(12,962)	4,699	N/A
Other income (expenses), net		12,915	(17,443)	N/A		(438)	(35,770)	-98.8%
Other income (expenses), net		(1,849)	(14,314)	87.1%		(19,488)	(32,641)	40.3%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		322,428	147,891	118.0%		872,766	338,310	158.0%

Income Tax		6,278	(4,894)	N/A		(12,508)	(4,894)	155.6%
Deferred income tax		(209,029)	(61,394)	-240.5%		(370,692)	(112,656)	-229.0%

Total income tax and employees' profit sharing		(202,751)	(66,288)	-205.9%		(383,200)	(117,550)	-226.0%

Equity in results of an associate company		558	1,652	-66.2%		1,430	1,652	-13.4%

Net Income (Loss)	Ps. $	120,235	83,255	44.4%	Ps. $	490,996	222,412	120.8%